QuickLinks -- Click here to rapidly navigate through this document
Filed by: Key Production Company, Inc.
This Communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
Subject Company: Key Production Company, Inc. Commission File Number: 011-11769

FORWARD LOOKING STATEMENTS

        It should be noted that the following communication contains certain statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key Production strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key Production's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key Production undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

        In connection with the proposed spin-off and merger, Key Production and Cimarex will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key Production and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.

PARTICIPANTS IN SOLICITATION

        H&P, Cimarex, Key Production and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key Production's shareholders in connection with the proposed merger. Information concerning Key Production's participants in the solicitation is set forth in Key Production's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key Production's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

CIMAREX ENERGY COMPANY
THE MERGER ANNOUNCEMENT OF
HELMERICH & PAYNE'S E&P DIVISION
AND
KEY PRODUCTION COMPANY

FORWARD-LOOKING STATEMENTS

        This presentation contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed distribution and merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed distribution and merger, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. More detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in H&P and Key's filings with the Securities and Exchange Commission, which are available free of charge on the SEC's website at www.sec.gov. H&P and Key undertake no obligation to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

        In connection with the proposed spin-off and merger, Key and Cimarex will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc., Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax: 918-743-2671.

Participants in Solicitation

        H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

ORIGINAL GOALS

  •
  Increase focus and visibility

  •
  Use financial strength to enhance shareholder value

  •
  Strengthen E&P division's position

  •
  Capture tax efficiency

  •
  Create a combination where the whole is greater than the sum of its parts

TRANSACTION SUMMARY

  •
  Merger of H&P oil and gas division with Key to create Cimarex Energy Company

  •
  H&P shareholders will own 65.25% of a new and scaled up independent producer

  •
  Structured as a tax-free spinoff

  •
  Closing targeted for 3rd quarter 2002

CIMAREX ENERGY AT A GLANCE

  •
  Proved reserves: 392 Bcfe (78% gas)

  •
  Production: 190 MMcfe per day

  •
  Creates 20th largest U.S.-based independent natural gas producer

  •
  Enterprise value: ~$640MM

  •
  Debt: $34MM

  •
  245 total employees

  •
  Experienced management team with proven track record

WHY KEY PRODUCTION?

  •
  Impressive people and organization

  •
  Complementary and overlapping asset base

  •
  Strong balance sheet

  •
  Similar philosophies and cultures

CIMAREX ENERGY MANAGEMENT

F. H. Merelli—Chairman & CEO
Steve Shaw—Executive VP
Paul Korus—Vice President & CFO

OVERVIEW OF KEY PRODUCTION

  •
  Founded in 1988 as the successor to Apache Petroleum Company, LP

  •
  Passive to active asset management in 1992

  •
  Objective: Consistent, profitable growth

  •
  Approach: Focus on drilling, measure progress on a per share basis

KEY PRODUCTION—THEN AND NOW

	1992	2001
	($ in millions)
Market Cap	$25	$240
Debt	$3	$34
Stock price ($/share)	$3	$17
Reserves (Bcfe)	38	147
Reserves (Mcfe/share)	3.6	10.5
Production (Bcfe)	8.3	26.0
Gross Wells Drilled	—	107

WHY H&P?

  •
  High-quality asset base

  •
  High-margin, gas-oriented production

  •
  Good people

  •
  Production operations capacity

  •
  No debt

  •
  Similar drill bit strategies

CIMAREX ENERGY CHARACTERISTICS

  •
  Objective: Consistent, profitable growth

  •
  Strategies: Exploration, acquisitions and exploitation

  •
  Strong balance sheet

  •
  Diversified base of high-quality production

  •
  Attractive drilling opportunities

  •
  Focused on adding value and per share results

BASE PROPERTIES

PROVED RESERVES

MID-CONTINENT OPERATIONS

KANSAS OPERATIONS

MID-CONTINENT / KS OVERLAP

GULF COAST OPERATIONS

PERMIAN / WESTERN OPERATIONS

CIMAREX ENERGY GROWTH STRATEGIES

EXPLORATION

  •
  Strategy is to concentrate on moderate risk plays:

  •
  480 Bcfe net unrisked reserve potential

  •
  2002 / 2003 plans are being high-graded and prioritized

  •
  Mid-Continent and onshore Gulf Coast focus

2002 CAPITAL BUDGET

	H&P	Key	Total
	($ in millions)
Mid-Continent / Kansas	$10	$34	$44
Gulf Coast	39	16	55
Permian / Western	6	8	14

Total	$55	$58	$113

GULF COAST EXPLORATION

MID-CONTINENT / KANSAS

Kansas
50% WI
~ $1 MM
Ellis County
75% WI
~ $2 MM
Red Fork / Atoka
50% WI
~ $15 MM
Hardeman
100% WI
~ $9 MM

EXPLOITATION

  •
  Strategy is to optimize production rates and rates of return

  •
  Recompletions / Workovers

  •
  Field studies

  •
  Selective divestitures

  •
  Core business

  •
  Good exploitation makes for good acquisitions

TARGET ACQUISITIONS

  •
  Strategy: seeking quality proved reserves with upside drilling and exploitation potential

  •
  Substantial acquisition "dry-powder"

  •
  New core business

CIMAREX ENERGY
FINANCIAL INFORMATION

	Key	H&P	Combined
	($ in millions)
YE01 Proved reserves, Bcfe	147	245	392
2002E Production, MMcfe/d	74	116	190
% Gas Production	65%	90%	80%
2001E EBITDAX	$80	$146	$226
Debt at 12/31/01	$34	—	$34
Shares outstanding (millions)	14.0		40.6

ACCOUNTING

  •
  Acquisition of Key by Cimarex Energy Company

  •
  Purchase accounting treatment

  •
  H&P: Successful efforts

    Key: Full cost

    Cimarex: Seek full cost treatment

  •
  Fiscal year: 12/31

BALANCE SHEET

	As Of 12/31/01
	H&P E&P	Key (estimated)
	($ in millions)
Current Assets	$39.2	$20.5
PP&E (Net)	162.1	194.0
Other	.2	1.5

Total Assets	$201.5	$216.0

Current Liabilities	$40.2	$19.0
Long-Term Debt (incl. current mat.)	—	34.0
Deferred Taxes / Other	21.8	29.0
Shareholders' Equity	139.5	134.0

Total Liabilities and Shareholders' Equity	$201.5	$216.0

EQUITY MARKET CAP

CIMAREX ENERGY RECAP

  •
  New independent with critical mass of people and assets

  •
  $600MM equity market cap

  •
  Limited debt and substantial financial capacity

  •
  Predominantly Mid-Continent production base

  •
  Gulf Coast and Mid-Continent oriented exploration programs

TRANSACTION STRUCTURE

TRANSACTION STRUCTURE

HELMERICH & PAYNE, INC.

	Balance Sheet as of 12/31/01
	H&P E&P	H&P, Inc.	Consolidated
Current Assets	$39.2	$228.9	$268.1
Investments	0	230.1	230.1
PP&E (net)	162.1	698.6	860.7
Other	.2	13.2	13.4

Total Assets	$201.5	$1,170.8	$1,372.3

Current Liabilities	$40.2	$39.6	$79.8
Long-Term Debt	0	50.0	50.0
Deferred Taxes / Other	21.8	164.6	186.4
Shareholders' Equity	139.5	916.6	1,056.1

Total Liabilities and Shareholders' Equity	$201.5	$1,170.8	$1,372.3

HELMERICH & PAYNE, INC.

What makes H&P attractive as a "pure play" contract drilling company?

  •
  The premier drilling contractor with U.S. land, international and platform rigs

  •
  Opportunities for increased cash flow and earnings as rig fleet expands and drilling environment improves

  •
  Strong balance sheet

  •
  Expanded analyst coverage and ownership interest

HELMERICH & PAYNE, INC.

  •
  $1.6 billion market cap

  •
  ~ 50 million shares outstanding

HELMERICH & PAYNE, INC.

  •
  26.6 million shares distributed to H&P shareholders

  •
  Implied value of E&P division in excess of $400 million, based on recent KP stock price

  •
  ~ $8.00 per HP share

HELMERICH & PAYNE, INC.

  •
  $276 million pre-tax value at 2/15/02

  •
  ~ $5.50 per HP share

HELMERICH & PAYNE, INC.

  •
  101 total rigs

  •
  58 U.S. land

  •
  10 U.S. offshore

  •
  33 International land

  •
  10 FlexRigs® to spud in 2002

  •
  15 FlexRigs® to spud in 2003

HELMERICH & PAYNE, INC.

Contract Drilling EBITDA

HELMERICH & PAYNE, INC.

U.S. Land Rigs

HELMERICH & PAYNE, INC.

HELMERICH & PAYNE, INC.

Total Rigs

H&P Rig Locations

CIMAREX ENERGY COMPANY
THE MERGER ANNOUNCEMENT OF
HELMERICH & PAYNE'S E&P DIVISION
AND
KEY PRODUCTION COMPANY

QuickLinks

FORWARD-LOOKING STATEMENTS
ADDITIONAL INFORMATION
ORIGINAL GOALS
TRANSACTION SUMMARY
CIMAREX ENERGY AT A GLANCE
WHY KEY PRODUCTION?
OVERVIEW OF KEY PRODUCTION
KEY PRODUCTION—THEN AND NOW
WHY H&P?
CIMAREX ENERGY CHARACTERISTICS
BASE PROPERTIES
PROVED RESERVES
MID-CONTINENT OPERATIONS
KANSAS OPERATIONS
MID-CONTINENT / KS OVERLAP
GULF COAST OPERATIONS
PERMIAN / WESTERN OPERATIONS
CIMAREX ENERGY GROWTH STRATEGIES
EXPLORATION
2002 CAPITAL BUDGET
GULF COAST EXPLORATION
MID-CONTINENT / KANSAS
EXPLOITATION
TARGET ACQUISITIONS
CIMAREX ENERGY FINANCIAL INFORMATION
ACCOUNTING
BALANCE SHEET
EQUITY MARKET CAP
CIMAREX ENERGY RECAP
TRANSACTION STRUCTURE
TRANSACTION STRUCTURE
HELMERICH & PAYNE, INC.
HELMERICH & PAYNE, INC.
What makes H&P attractive as a "pure play" contract drilling company?
HELMERICH & PAYNE, INC.
HELMERICH & PAYNE, INC.
HELMERICH & PAYNE, INC.
HELMERICH & PAYNE, INC.
HELMERICH & PAYNE, INC. Contract Drilling EBITDA
HELMERICH & PAYNE, INC. U.S. Land Rigs
HELMERICH & PAYNE, INC.
HELMERICH & PAYNE, INC. Total Rigs
H&P Rig Locations